COMMENTS RECEIVED ON JULY 12, 2012

FROM EDWARD BARTZ

THE NORTH CAROLINA CAPITAL MANAGEMENT TRUST (File Nos. 002-77169 and 811-03455)

Term Portfolio

POST-EFFECTIVE AMENDMENT NO. 54

1. C: The Staff questioned whether all of the appropriate series and class identifiers were included for the funds in the filing.

R: As indicated in the transmittal letter that accompanied the filing, PEA No. 54 was filed under Rule 485(a) for the purpose of reflecting certain material changes with respect to Term Portfolio, which were recently approved by shareholders. As required by Rule 313(b)(3) of Regulation S-T, the filing included the series and class identifiers for Term Portfolio, the series "on behalf of which the filing was made." PEA No. 54 did not include series and class identifiers for the other fund referenced in the prospectus and SAI, because the filing under Rule 485(a) was not made on its behalf. The funds will update their financials and make certain nonmaterial changes in a filing pursuant to Rule 485(b), which will include series and class identifiers for all funds and classes for which the filing is made.

2. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.